UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
☑      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ___________________
Commission file number 333-118771
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Access National Corporation 401 (k) Profit Sharing Plan
(As Restated February 4, 2004)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
RESTON VA, 20191
REQUIRED INFORMATION
The Access National Corporation Profit Sharing Plan (as restated February 4, 2004) (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974(“ERISA”). Therefore, in lieu of the requirements of Items1-3 of Form 11-K, the following financial statements and schedule of the Plan for the year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

ACCESS NATIONAL CORPORATION 401(K) PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2004

2004
Additions to net assets attributed to:

Investment Income:
Mutual Funds	$321,631
Self-directed brokerage accounts	868
Interest and Dividends	1,738

324,237

Contributions
Employer	246,663
Participant	509,267
Rollover and other contributions	155,764

911,694

Total additions	1,235,931

Deductions from net assets attributed to:
Benefits paid to participants	51,411
Administrative expenses	16,765

Total deductions	68,176

Net Increase	1,167,755

Net assets available for benefits:
Beginning of period	1,771,590

End of period	$2,939,345

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Access National Corporation’s 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan covers eligible employees of Access National Bank and its subsidiaries. The Plan was originally established in 2000 and amended as of 2004. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. Access National Corporation (the Company) may contribute, at its discretion, a percentage of the employee’s salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of 25% of the compensation deferred was made in 2004 for all participants.
Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.
Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of three years of credited service.

Number of Years of
Vesting Service	Vested Interest
Less than 3 years	0%
3 years	100%
Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments.

ACCESS NATIONAL CORPORATION
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Loans: Loans secured by participant’s Plan accounts shall be permitted under the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in the plan and not to exceed a term of more than five years, unless the loan is for the purchase of a principal residence. Loan principal and interest payments are made in accordance with the note’s amortization schedule, and made via payroll deductions.
Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2004, forfeitures of $9,702, was available. Forfeitures used to reduce the employer matching contribution for the plan year ended 2004 was $8,999.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investments: The investments held by the Plan are shown at fair value. Securities which are traded on a national securities exchange, including Access National Corporation common stock, are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the plan year. The self directed brokerage accounts consist of common stock and mutual funds, stated at fair value based on quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value.
Purchases and sales are recorded on a trade date basis.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

ACCESS NATIONAL CORPORATION
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Payment of Benefits: Benefits are recorded when paid.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.
NOTE 4 — INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

December
2004
American Funds Cap World Growth & Income R5	$496,660
Dodge & Cox Income Fund	159,342
Vanguard 500 Index Fund	658,638
Vanguard Small Cap Growth Index	247,922
Vanguard Mid-Cap Index Fund Investor Shares	217,461
American Funds Wash Mutual Invest R5	188,438
Metropolitan Life Ins Co — Ins Prods	183,530

$2,151,991

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE 4 — INVESTMENTS (Continued)
During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $322,499 as follows:

December 31,
2004
Mutual Funds	$321,631
Self-directed brokerage accounts	868

Total	$322,499

NOTE 5 — PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefit Consultants Inc. and Mid Atlantic Trust Company, the plan custodian, totaled $16,765 for 2004.
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company, by a letter dated February 12, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 7 — DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Net assets available for benefits per Form 5500	$2,857,615
Employer contribution receivable for 2004 match	81,730

Net assets available for benefits per the financial statements	$2,939,345

SUPPLEMENTAL SCHEDULE
ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN
EIN 82-0545425, Plan 002
Schedule of Assets Held for Investment Purposes
As of December 31, 2004

		Current
Description of Asset/Identity of Issue		Value
	American Funds Cap World Growth & Income R5	$496,660
	Dodge & Cox Balanced Fund	41,858
	Dodge & Cox Income Fund	159,342
	Fidelity Comwlth Tr Sml Cp Stk	102,796
	Fidelity Devonshire Tr Mid-Cap Stk Fd	47,192
	American Funds Growth Fund of America R5	50,430
	American Funds Income Fund of America R5	125,574
	T Rowe Price Equity Income	6,314
	T Rowe Price Blue Chip Growth	91,221
	T Rowe Price Mid Cap Value	20,919
	Royce Special Equity Fund	4,995
	Vanguard 500 Index Fund	658,638
	Vanguard Small Cap Growth Index	247,922
	Vanguard Mid-Cap Index Fund Investor Shares	217,461
	American Funds Wash Mutual Invest R5	188,438
	Metropolitan Life Ins Co — Ins Prods	183,530
	Pioneer High Yield Fund A	7,930
	Vanguard Short Term Bond Index Fund Investor Shares	119,496

	Total mutual funds	2,770,716
*	Self-directed brokerage accounts	27,918
**	Participant loans with interest from 5% to 6%	40,966
	Total assets held for investment purposes	$2,839,600

*	Self-directed brokerage accounts include stock of the
	Plan sponsor Access National Corporation, a party in interest to the Plan.
**	Indicates a party in interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation’s Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ACCESS NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN
Date August 22, 2006	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee